Exhibit 99.1

PRESS RELEASE

IMPORTANT NOTICE
By reading the following release, you further agree to be bound by the following limitations and qualifications:
This communication is for informational purposes only and is not intended to and does not constitute an offer or invitation to exchange or sell or solicitation of an offer to subscribe for or buy, or an invitation to exchange, purchase or subscribe for, any securities, any part of the business or assets described herein, or any other interests or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. This communication should not be construed in any manner as a recommendation to any reader of this communication.
This communication is not a prospectus, product disclosure statement or other offering document for the purposes of Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14th 2017.
An offer of securities in the United States pursuant to a business combination transaction will only be made, as may be required, through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission (“SEC”). Shareholders of Fiat Chrysler Automobiles N.V. (“FCA”) and Peugeot S.A. who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You may obtain copies of all documents filed with the SEC regarding the proposed transaction, documents incorporated by reference, and FCA’s SEC filings at the SEC’s website at http://www.sec.gov. In addition, the effective registration statement will be made available for free to shareholders in the United States.

Rueil-Malmaison and London, 18 December 2019

Groupe PSA and FCA agree to merge

New entity will have the leadership, resources and scale to be at the forefront of a new era of sustainable mobility

•	Combines companies’ extensive and growing capabilities to address the challenge of shaping the new era of sustainable mobility

•	Combined company will be the 4th largest global OEM by volume and 3rd largest by revenue with annual sales of 8.7 million units and combined revenues of nearly €170 billion[1]

•	Creates a diversified business with among the highest margins in its core markets of Europe, North America and Latin America and the opportunity to reshape the strategy in other regions

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Merger will deliver approximately €3.7 billion estimated annual run-rate synergies with no plant closures resulting from the transaction - synergies are expected to be net cash flow positive from year 1

•	Strong combined balance sheet and high level of liquidity provide financial flexibility with an investment grade credit rating expected

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Combined company will leverage investment efficiency across a larger scale to develop innovative mobility solutions and cutting edge technologies in new energy vehicles, autonomous driving and connectivity

•	Broad portfolio of well-established iconic brands offering best-in-class products covering key vehicle market segments and delivering higher customer satisfaction
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1Represents FCA Net Revenues, excluding Magneti Marelli, and Groupe PSA Revenue excluding Faurecia Revenue to Third Parties

•	Excellent working relationship between the two management teams, which share successful track records in turnarounds, value creation and successful OEM combinations

•	Strong governance structure to underpin combined company performance with John Elkann as Group Chairman and Carlos Tavares as Group CEO, with a majority of independent directors[2]

•	Strong support of long-term shareholders (EXOR N.V., Peugeot Family Group, Bpifrance) who will be represented on the Board

Fiat Chrysler Automobiles N.V. (“FCA”) (NYSE: FCAU / MTA: FCA) and Peugeot S.A. (“Groupe PSA”) have today signed a binding Combination Agreement providing for a 50/50 merger of their businesses to create the 4th largest global automotive OEM by volume and 3rd largest by revenue. The proposed combination will be an industry leader with the management, capabilities, resources and scale to successfully capitalize on the opportunities presented by the new era in sustainable mobility.
With its combined financial strength and skills, the merged entity will be particularly well placed to provide innovative, clean and sustainable mobility solutions, both in a rapidly urbanizing environment and in rural areas around the world. The gains in efficiency derived from larger volumes, as well as the benefits of uniting the two companies’ strengths and core competencies, will ensure the combined business can offer all its customers best-in-class products, technologies and services and respond with increased agility to the shift taking place in this highly demanding sector.
The combined company will have annual unit sales of 8.7 million vehicles, with revenues of nearly €170 billion3 , recurring operating profit of over €11 billion4 and an operating profit margin of 6.6%, all on a simple aggregated basis of 2018 results5. The strong combined balance sheet provides significant financial flexibility and ample headroom both to execute strategic plans and invest in new technologies throughout the cycle.
The combined entity will have a balanced and profitable global presence with a highly complementary and iconic brand portfolio covering all key vehicle segments from luxury, premium, and mainstream passenger cars through to SUVs and trucks & light commercial vehicles. This will be underpinned by FCA’s strength in North America and Latin America and Groupe PSA’s solid position in Europe. The new Group will have much greater geographic balance with 46% of revenues derived from Europe and 43% from North America, based on aggregated 2018 figures of each company. The combination will bring the opportunity for the new company to reshape the strategy in other regions.
The efficiencies that will be gained from optimizing investments in vehicle platforms, engine families and new technologies while leveraging increased scale will enable the business to enhance its purchasing performance and create additional value for stakeholders. More than two-thirds of run rate volumes will be concentrated on 2 platforms, with approximately 3 million cars per year on each of the small platform and the compact/mid-size platform.
These technology, product and platform-related savings are expected to account for approximately 40% of the total €3.7 billion in annual run-rate synergies, while purchasing - benefiting principally from scale and best price alignment - will represent a further estimated 40% of the synergies. Other areas, including marketing, IT, G&A and logistics, will account for the remaining 20%. These synergy estimates are not based on any plant closures resulting from the transaction. It is projected that the estimated synergies will be net cash flow positive from year 1 and that approximately 80% of the synergies will be achieved by year 4. The total one-time cost of achieving the synergies is estimated at €2.8 billion.
Those synergies will enable the combined business to invest significantly in the technologies and services that will shape mobility in the future while meeting the challenging global CO2 regulatory requirements. With an already strong global R&D footprint, the combined entity will have a robust platform to foster innovation and further drive development of transformational capabilities in new energy vehicles, sustainable mobility, autonomous driving and connectivity.

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2In compliance with the Dutch corporate governance code
3Represents FCA Net Revenues, excluding Magneti Marelli, and Groupe PSA Revenue excluding Faurecia Revenue to Third Parties
4Represents FCA Adjusted EBIT, excluding Magneti Marelli, and Groupe PSA Recurring Operating Income excluding Faurecia
5Excluding Faurecia and Magneti Marelli

The merged entity will benefit from an efficient governance structure designed to promote effective performance, with a Board comprised of 11 members, the majority of whom will be independent6. Five Board members will be nominated by FCA and its reference shareholder (including John Elkann as Chairman) and five will be nominated by Groupe PSA and its reference shareholders (including the Senior Non-Executive Director and the Vice Chairman). At closing the Board will include two members representing FCA and Groupe PSA employees7. Carlos Tavares will be Chief Executive Officer for an initial term of five years and will also be a member of the Board.
Carlos Tavares, Mike Manley and their executive teams have a strong track record in successfully turning around companies and combining OEMs with diverse cultures. This experience will support the speed of execution of the merger, underpinned by the companies’ strong recent performances and already robust balance sheets. The merged entity will maneuver with speed and efficiency in an automotive industry undergoing rapid and fundamental changes.
The new group’s Dutch-domiciled parent company will be listed on Euronext (Paris), the Borsa Italiana (Milan) and the New York Stock Exchange and will benefit from its strong presence in France, Italy and the US.
Under the proposed by-laws of the combined company, no shareholder would have the power to exercise more than 30% of the votes cast at shareholders’ meetings. It is also foreseen that there will be no carryover of existing double voting rights but that new double voting rights will accrue after a three-year holding period after completion of the merger.
A standstill in respect of the shareholdings of EXOR N.V., Bpifrance8, Dongfeng Group (DFG) and the Peugeot Family (EPF/FFP) will apply for a period of 7 years following completion of the merger, except that EPF/FFP will be permitted to increase its shareholding by up to a maximum of 2.5% in the merged entity (or 5% at the Groupe PSA level) by acquiring shares from Bpifrance and/or DFG and/or on the market9. EXOR, Bpifrance and EPF/FFP will be subject to a 3-year lock-up in respect of their shareholdings except that Bpifrance will be permitted to reduce its shareholdings by 5% in Groupe PSA or 2.5% in the merged entity. DFG has agreed to sell, and Groupe PSA has agreed to buy, 30.7 million shares prior to closing (those shares will be cancelled). DFG will be subject to a lock up until the completion of the transaction for the balance of its participation in Groupe PSA, resulting in an ownership of 4.5% in the new group.
EXOR, Bpifrance, the Peugeot Family and Dongfeng have each irrevocably committed to vote in favor of the transaction at the shareholders’ meetings of FCA and Groupe PSA.
Before closing, FCA will distribute to its shareholders a special dividend of €5.5 billion while Groupe PSA will distribute to its shareholders its 46% stake in Faurecia. In addition, FCA will continue work on the separation of its holding in Comau which will be separated promptly following closing, for the benefit of the shareholders of the combined company. This will enable the combined group’s shareholders to equally share in the synergies and benefits that will flow from a merger while recognizing the significant value of both Groupe PSA and FCA’s assets and strengths in terms of market share and brand potential. Each company intends to distribute a €1.1 billion ordinary dividend in 2020 related to fiscal year 2019, subject to approval by each company’s Board of Directors and shareholders. At closing, Groupe PSA shareholders will receive 1.742 shares of the new combined company for each share of Groupe PSA, while FCA shareholders will have 1 share of the new combined company for each share of FCA.
Completion of the proposed combination is expected to take place in 12-15 months, subject to customary closing conditions, including approval by both companies’ shareholders at their respective Extraordinary General Meetings and the satisfaction of antitrust and other regulatory requirements.
Carlos Tavares, Chairman of the Managing Board of Groupe PSA, said: “Our merger is a huge opportunity to take a stronger position in the auto industry as we seek to master the transition to a world of clean, safe and sustainable mobility and to provide our customers with world-class products, technology and services. I have every confidence that with their immense talent and their collaborative mindset, our teams will succeed in delivering maximized performance with vigor and enthusiasm.”

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6To meet the objective of having a “majority of independent directors”, 5 out of 9 non-executive directors need to be independent
7Employee representatives would be defined based on legal requirements at all levels
8Bpifrance shall include jointly Bpifrance Participations S.A. and its wholly-owned subsidiary Lion Participations SAS
9Up to 1% of the shares of the merged entity plus the percentage of shares sold by Bpifrance, other than to the Peugeot Family (subject to the overall maximum of 2.5%)

Mike Manley, Chief Executive Officer of FCA, added: “This is a union of two companies with incredible brands and a skilled and dedicated workforce. Both have faced the toughest of times and have emerged as agile, smart, formidable competitors. Our people share a common trait - they see challenges as opportunities to be embraced and the path to making us better at what we do."

Press and Analyst/Investor event details:
FCA and Groupe PSA will jointly host a webcast and conference call for analysts, investors and media (webcast at 3:00 pm CET / 2:00 pm GMT / 9:00 am EST) on Wednesday, 18 December 2019.
Details for accessing these events are available on the corporate websites of FCA (www.fcagroup.com) and Groupe PSA (www.groupe-PSA.com). For those unable to participate in the live sessions, recorded replays will remain archived on each company’s corporate website.

To access photos and videos, please visit FCA’s website or PSA’s website.

Advisors
Goldman Sachs International acted as lead financial advisor to FCA. Bank of America, Barclays, Citigroup, d’Angelin & Co., J.P. Morgan and UBS also provided financial advice to the company. Sullivan & Cromwell LLP, De Brauw Blackstone Westbroek and Darrois Villey Maillot Brochier acted as legal counsel to FCA.

Messier Maris & Associés acted as lead financial advisor to PSA. Morgan Stanley also provided financial advice to the company. Bredin Prat acted as legal counsel to PSA.

Contacts:
Investor inquiries:

FCA	Groupe PSA
Joe Veltri, +1 248 576 9257 investor.relations@fcagroup.com	Andrea Bandinelli, + 33 6 82 58 86 04 communication-financiere@mpsa.com

Media inquiries:

FCA	Groupe PSA
Niel Golightly, +1 248 933-6285 niel.golightly@fcagroup.com	Bertrand Blaise, +33 6 33 72 61 86 bertrand.blaise@mpsa.com
Shawn Morgan, +1 248 512-2692 shawn.morgan@fcagroup.com	Pierre Olivier Salmon, +33 6 76 86 45 48 pierreolivier.salmon@mpsa.com
Andrea Pallard, +39 0110030675 andrea.pallard@fcagroup.com	Karine Douet, +33 6 61 64 03 83 karine.douet@mpsa.com
Fernao Silveira, +55 11 4949-3901 fernao.silveira@fcagroup.com	Valérie Gillot +33 6 83 92 92 96 valerie.gillot@mpsa.com
Leonardo Guan, + 86 21 2218 7896 corp.communication@fcagroup.com.cn
UK/USA
Sard Verbinnen & Co Jon Aarons, Robert Rendine +44 20 7467 1050/+1 212 687 8080 fca@sardverb.com
ITALY
Community, Strategic Communications Advisors Auro Palomba, Marco Rubino +39 02 89404231 fca@communitygroup.it
FRANCE
Image 7 Anne-France Malrieu, Flore Larger +33 1 53 70 74 95/+33 1 53 70 74 90 fca@image7.fr

About FCA
Fiat Chrysler Automobiles (FCA) is a global automaker that designs, engineers, manufactures and sells vehicles in a portfolio of exciting brands, including Abarth, Alfa Romeo, Chrysler, Dodge, Fiat, Fiat Professional, Jeep®, Lancia, Ram and Maserati. It also sells parts and services under the Mopar name and operates in the components and production systems sectors under the Comau and Teksid brands. FCA employs nearly 200,000 people around the globe. For more information regarding FCA, please visit www.fcagroup.com

About Groupe PSA
Groupe PSA designs unique automotive experiences and delivers mobility solutions to meet all customer expectations. The Group, which employs 210,000 people, has five car brands, Peugeot, Citroën, DS, Opel and Vauxhall and provides a wide array of mobility and smart services under the Free2Move brand. Its ‘Push to Pass’ strategic plan represents a first step towards the achievement of the Group’s vision to be “a global carmaker with cutting-edge efficiency and a leading mobility provider sustaining lifetime customer relationships”. An early innovator in the field of autonomous and connected cars, Groupe PSA is also involved in financing activities through Banque PSA Finance and in automotive equipment via Faurecia.
Media library: medialibrary.groupe-psa.com  /     @GroupePSA_EN

FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements. In particular, these forward-looking statements include statements regarding future financial performance and the expectations of FCA and PSA (the “Parties”) as to the achievement of certain targeted metrics at any future date or for any future period are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Parties’ current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.
Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the ability of PSA and FCA and/or the combined group resulting from the proposed transaction (together with the Parties, the “Companies”) to launch new products successfully and to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; changes in local economic and political conditions, changes in trade policy and the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; the Companies’ ability to expand certain of their brands globally; the Companies’ ability to offer innovative, attractive products; the Companies’ ability to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous-driving characteristics; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the intense level of competition in the automotive industry, which may increase due to consolidation; exposure to shortfalls in the funding of the Parties’ defined benefit pension plans; the ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the establishment and operations of financial services companies; the ability to access funding to execute the Companies’ business plans and improve their businesses, financial condition and results of operations; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in the Companies’ vehicles; the Companies’ ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with our relationships with employees, dealers and suppliers; increases in costs, disruptions of supply or shortages of raw materials; developments in labor and industrial relations and developments in applicable labor laws; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters; uncertainties as to whether the proposed business combination discussed in this document will be consummated or as to the timing thereof; the risk that the announcement of the proposed business combination may make it more difficult for the Parties to establish or maintain relationships with their employees, suppliers and other business partners or governmental entities; the risk that the businesses of the Parties will be adversely impacted during the pendency of the proposed business combination; risks related to the regulatory approvals necessary for the combination; the risk that the operations of PSA and FCA will not be integrated successfully and other risks and uncertainties.
Any forward-looking statements contained in this document speak only as of the date of this document and the Parties disclaim any obligation to update or revise publicly forward-looking statements. Further information concerning the Parties and their businesses, including factors that could materially affect the Parties’ financial results, are included in FCA’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB and PSA’s filings with the AFM.